PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBIT FILED AS REQUIRED BY ITEM 4 OF FORM
11-K
-------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  2

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Plan Benefits
     with Supplemental Fund Information as of December 31, 1998               3

   Statement of Net Assets Available for Plan Benefits
     with Supplemental Fund Information as of December 31, 1997               4

   Statement of Changes in Net Assets Available for Plan Benefits
     with Supplemental Fund Information for the Year Ended
     December 31, 1998                                                        5

   Statement of Changes in Net Assets Available for Plan Benefits
     with Supplemental Fund Information for the Period from June 1, 1997
     (Inception) to December 31, 1997                                         6

   Notes to Financial Statements                                            7-10

SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes as of          11
     December 31, 1998

   Item 27d - Schedule of Reportable Transactions for the Year Ended
     December 31, 1998                                                       12

   Exhibit 23 - Consent of Independent Auditors                              14

INDEPENDENT AUDITORS' REPORT


To the Trustees of the
PanAmSat Corporation Retirement Savings Plan

We have audited the statements of net assets available for benefits of the PanAmSat Corporation Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998 and for the period from June 1, 1997 (Inception) to December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 and for the period from June 1, 1997 (Inception) to December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present information regarding the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and the supplemental fund information are the responsibility of the Plan's management. The supplemental schedules and supplemental fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

                                                       Deloitte & Touche LLP

June 10, 1999

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND
INFORMATION AS OF DECEMBER 31, 1998



                                                              Supplemental Fund Information
                 ---------------------------------------------------------------------------
                                                  Blackrock
                                                    Small                        Merrill
                    Federated    Massachusetts     Capital          Ivy           Lynch
                      Bond          Investors      Growth      International    Retirement
                      Fund           Trust          Fund           Fund           Trust
Investments,
 at fair value:
   Mutual Funds      $387,596      $7,092,292     $1,076,978      $972,305      $3,326,297
   Common Stock             -               -              -             -               -
   Participant
    Loans                   -               -              -             -               -
   Dividends
    receivable              -               -              -             -               -
                     --------      ----------     ----------      --------      ----------
Net assets
 available
 for benefits        $387,596      $7,092,292     $1,076,978      $972,305      $3,326,297
                     ========      ==========     ==========      ========      ==========



                                                              Supplemental Fund Information
                 ------------------------------------------------------------------------------------------
                       Merrill
                        Lynch           Merrill          PanAmSat
                        Global           Lynch         Corporation
                      Allocation        Growth            Stock              Participant
                        Fund             Fund             Fund                  Loans                Total
Investments,
 at fair value:
   Mutual Funds        $2,058,879      $1,244,771         $        -       $           -       $16,159,118
   Common Stock                 -               -          2,825,961                   -         2,825,961
   Participant
    Loans                       -               -                  -             879,353           879,353
   Dividends
    receivable                  -               -              8,912                   -             8,912
                       ----------      ----------          ---------            --------       -----------
Net assets
 available
 for benefits          $2,058,879      $1,244,771         $2,834,873            $879,353       $19,873,344
                       ==========      ==========         ==========            ========       ===========



See notes to financial statements


PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND
INFORMATION AS OF DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

                                                              Supplemental Fund Information
                          ---------------------------------------------------------------------------------------



                                                           Blackrock                                    Merrill
                                                             Small                     Merrill           Lynch
                              Federated    Massachusetts    Capital       Ivy           Lynch           Global
                                 Bond       Investors       Growth    International   Retirement      Allocation
                                 Fund         Trust          Fund        Fund           Trust            Fund

Investments, at fair value:
  Mutual Funds                 $200,644     $5,396,138     $476,303     $433,791      $2,019,378      $2,469,129
  Common Stock                        -              -            -            -               -               -
  Participant Loans                   -              -            -            -               -               -
                               --------     ----------     --------     --------      ----------      ----------
  Net assets available
   for benefits                $200,644     $5,396,138     $476,303     $433,791      $2,019,378      $2,469,129
                               ========     ==========     ========     ========      ==========      ==========



                                                              Supplemental Fund Information
                          ------------------------------------------------------------------------------------------------


                                                            General
                                                             Motors
                               Merrill        Raytheon         New           PanAmSat
                                Lynch       Corporation      Class H        Corporation
                               Growth          Stock          Stock            Stock          Participant
                                Fund           Fund           Fund              Fund             Loans          Total
Investments, at fair value:
  Mutual Funds                 $971,099      $        -     $        -      $        -           $      -     $11,966,482
  Common Stock                        -       1,018,978      1,319,207       1,467,981                  -       3,806,166
  Participant
    Loans                             -               -              -               -            410,254         410,254
                               --------       ---------     ----------      ----------           --------     -----------
  Net assets available
    for benefits               $971,099      $1,018,978     $1,319,207      $1,467,981           $410,254     $16,182,902
                               ========      ==========     ==========      ==========           ========     ===========


See notes to financial statements.

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND
INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998

                                                              Supplemental Fund Information
                          -----------------------------------------------------------------------------------------------
                                                                       Blackrock                                Merrill
                                                                         Small                    Merrill        Lynch
                                          Federated    Massachusetts    Capital      Ivy           Lynch         Global
                                            Bond         Investors       Growth  International   Retirement    Allocation
                                            Fund           Trust          Fund       Fund          Trust          Fund

ADDITIONS:
  Investment Income:
    Net appreciation (depreciation)
     in fair value of investments      $   (6,495)     $   888,391     $   70,344   $14,673      $        -   $(248,318)
   Dividends and interest                  24,224          403,917              -    16,379         170,574     243,532
  Participant contributions                85,555          371,837        306,364   278,528          87,970     336,729
  Employer contributions                        -                -              -        -                -           -
                                       ----------       ----------     ----------  ---------     ----------   ---------
      Total additions                     103,284        1,664,145        376,708   309,580         258,544     331,943
                                       ----------       ----------     ----------  ---------     ----------   ---------
DEDUCTIONS:
   Distributions to participants           (9,836)        (384,493)       (29,959)  (35,450)        (46,472)   (245,845)
INTERFUND TRANSFERS                        93,504          416,502        253,926   264,384       1,094,847    (496,348)
                                       ----------       ----------     ----------  ---------     ----------   ----------
NET INCREASE (DECREASE)                   186,952        1,696,154        600,675   538,514       1,306,919    (410,250)

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                      200,644        5,396,138        476,303   433,791       2,019,378   2,469,129
                                       ----------       ----------     ----------  ---------     ----------  ----------
   End of year                         $  387,596       $7,092,292     $1,076,978  $972,305      $3,326,297  $2,058,879
                                       ==========       ==========     ==========  =========     ==========  ==========

                                                              Supplemental Fund Information
                          ----------------------------------------------------------------------------------------------------------
                                                                           General
                                          Merrill        Raytheon           Motors           PanAmSat
                                           Lynch       Corporation         Class H          Corporation
                                          Growth          Stock             Stock              Stock        Participant
                                           Fund           Fund              Fund               Fund              Loans         Total

ADDITIONS:
  Investment Income:
    Net appreciation (depreciation)
     in fair value of investments        $(403,473)       $151,708         $203,734         $   (322,757)    $        -   $ 347,807
  Dividends and interest                    21,769               -                -                9,833         49,079     939,307
  Participant contributions                487,628               -                -              382,118              -   2,336,729
  Employer contributions                         -               -                -            1,038,612              -   1,038,612
                                        ----------      ----------       ----------           ----------     ----------   ---------
      Total additions                      105,924         151,708          203,734            1,107,806         49,079   4,662,455
                                        ----------      ----------       ----------           ----------     ----------   ---------
DEDUCTIONS:
   Distributions to participants           (60,857)        (10,487)         (17,917)            (124,638)        (6,059)   (972,013)
INTERFUND TRANSFERS                        228,605      (1,160,199)      (1,505,024)             383,724        426,079           -
                                        ----------      ----------       ----------           ----------     ----------   ---------
NET INCREASE (DECREASE)                    273,672      (1,018,978)      (1,319,207)           1,366,892        469,099   3,690,442

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                       971,099       1,018,978        1,319,207            1,467,981        410,254  16,182,902
                                        ----------      ----------       ----------           ----------     ----------  ----------
   End of year                          $1,244,771      $        -       $        -           $2,834,873     $  879,353 $19,873,344
                                        ==========      ==========       ==========           ==========     ========== ===========
See notes to financial statements.

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND
INFORMATION FOR THE PERIOD FROM JUNE 1, 1997 (INCEPTION) TO DECEMBER 31, 1997

                                                              Supplemental Fund Information
                          ----------------------------------------------------------------------------------------------------------

                                                                             Blackrock                                       Merrill
                                                                               Small                          Merrill         Lynch
                                          Federated      Massachusetts        Capital         Ivy             Lynch          Global
                                             Bond         Investors           Growth       International    Retirement    Allocation
                                             Fund           Trust              Fund            Fund            Trust           Fund
ADDITIONS:
   Investment Income:
     Net appreciation (depreciation)
       in fair value of investments     $   2,368       $   81,400           $ (18,236)     $ (33,181)    $         -   $  (263,496)
     Dividends and interest                 3,917          392,296              25,198          9,902          66,262       307,644
     Participant contributions             76,464          275,788             199,890        245,756         208,846       602,579
     Employer contributions                     -                -                   -              -               -             -
                                       ----------       ----------          ----------      ---------      ----------     ---------
           Total additions                 82,749          749,484             206,852        222,477         275,108       646,727
                                       ----------        ---------          ----------      ---------      ----------     ---------
DEDUCTIONS:
   Distributions to participants             (183)         (21,622)             (1,242)        (1,215)        (27,057)      (14,937)

INTERFUND TRANSFERS                        78,995           44,411             147,913        139,250        (131,620)      (20,778)
                                       ----------       ----------          ----------      ---------      ----------     ---------
NET INCREASE (DECREASE)                   161,561          772,273             353,523        360,512         116,431       611,012

TRANSFER OF ASSETS
   FROM PREDECESSOR PLANS                  39,083        4,623,865             122,780         73,279       1,902,947     1,858,117

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                            -                -                   -              -                -            -
                                       ----------       ----------          ----------      ---------      -----------   ----------
   End of year                          $ 200,644       $5,396,138          $  476,303      $ 433,791      $ 2,019,378   $2,469,129
                                       ==========       ==========          ==========      =========      ===========   ==========



                                                              Supplemental Fund Information
                          ----------------------------------------------------------------------------------------------------------


                                        Merrill         Raytheon            General       PanAmSat
                                         Lynch         Corporation          Motors       Corporation
                                        Growth            Stock             Class H         Stock           Participant
                                         Fund             Fund            Stock Fund        Fund               Loans          Total

ADDITIONS:
   Investment Income:
     Net appreciation (depreciation)
       in fair value of investments    $  (58,087)     $   373,695         $   (98,255)  $  368,591     $          -    $   354,829
     Dividends and interest                69,687                -              20,807            -           19,628        915,341
     Participant contributions            388,499                -                   -      204,283                -      2,202,105
     Employer contributions                     -                -                   -      467,391                -        467,391
                                       ----------       ----------          ----------    ---------      -----------     ----------

           Total additions                400,099          373,695             (77,418)   1,040,265           19,628      3,939,666
                                       ----------       ----------          ----------    ---------      -----------     ----------

DEDUCTIONS:
   Distributions to participants           (2,502)               -             (75,014)     (81,375)          (8,031)      (233,178)

INTERFUND TRANSFERS                       175,554          645,283          (1,019,862)       3,461          (62,607)              -
                                       ----------       ----------          ----------    ---------      -----------     ----------

NET INCREASE (DECREASE)                   573,151        1,018,978          (1,172,294)     962,351          (51,010)     3,706,488

TRANSFER OF ASSETS
   FROM PREDECESSOR PLANS                 397,948                -           2,491,501      505,630          461,264     12,476,414

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                            -                -                   -            -                -               -
                                       ----------       ----------          ----------    ---------       ----------    -----------
   End of year                          $ 971,099       $1,018,978          $1,319,207   $1,467,981       $  410,254    $16,182,902
                                       ==========       ==========          ==========   ==========       ==========    ===========

See notes to financial statements.


                                       6


PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM JUNE 1, 1997 (INCEPTION) TO DECEMBER 31, 1997
--------------------------------------------------------------------------------


1.    PLAN MERGER

As of May 16, 1997, PanAmSat Corporation, a Delaware corporation ("PanAmSat" or the "Company") commenced operations upon the merger of PanAmSat International Systems, Inc. (then operating under its previous name, PanAmSat Corporation) and the Galaxy Satellite Services division of Hughes Communications, Inc. As a result, the Company established a new voluntary defined contribution plan, the PanAmSat Corporation Retirement Savings Plan (the "Plan"), effective June 1, 1997. The 401(k) plan maintained by the predecessor corporation was merged into the new Plan. The account balances of the employees of the Galaxy Satellite Services division of Hughes Communications, Inc. held in the Hughes Salaried Employees' Thrift and Savings Plan were transferred to the Plan.

2.    DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a voluntary defined contribution plan. Generally, all employees of the Company who have completed 1 month of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participant Contributions - Eligible employees can elect to defer a percentage of their compensation by means of a pretax contribution to the Plan, up to an annual maximum of 16% of compensation, provided such amount withheld does not exceed a maximum dollar amount established under the Internal Revenue Code ($10,000 and $9,500 in 1998 and 1997, respectively).

Employer Matching Contributions - The Company contributes on a matching basis an amount equal to 100 %, of up to the first 4 % of each participants' compensation, which is invested in PanAmSat Corporation common stock. Matching Contributions with respect to Elective Deferrals made in any calendar year must remain invested in that form for a period of time which is at least the January 1 following one calendar year after the calendar year in which such contribution is made.

Vesting - There is 100% vesting of employee and employer contribution immediately upon participation.

Investment Options - (As described in investment prospectus)

         Merrill Lynch Retirement Trust - The objective of this fund is to provide a high degree of safety of principal, liquidity and diversification by investing in investment grade fixed income securities. A portion of this fund's investments are guaranteed investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals). The average yield was approximately 6.48% during 1998, with stated interest rates ranging from 4.50% to 8.19% at December 31, 1998. Generally fair value of plan assets invested approximates contract value, which was approximately $3,326,297 at December 31, 1998.

         Merrill Lynch Global Allocation Fund - This fund seeks the highest total investment return with prudent risk. The fund invests in U.S. and foreign equities and bonds, and money market instruments.

         Merrill Lynch Growth Fund - This fund seeks long-term growth of capital and, secondarily, income. The fund invests in equity securities with principal emphasis on issuers believed to be undervalued.

         Federated Bond Fund - The objective of this fund is to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in a portfolio of investment grade bonds.

         Massachusetts Investors Trust - The objective of this fund is to provide reasonable current income and long-term growth of capital and income by investing in common stock and/or securities convertible into common stock.

         Blackrock Small Capital Growth Fund - This fund seeks to provide long-term capital appreciation through investment in small capital stocks with earnings growth potential.

         Ivy International Fund - The principal objective of this fund is long-term capital growth primarily through investment in equity securities.

         General Motors Class H Stock Fund - Funds are invested in
         General Motors Corporation Class H common stock. In December 1998, each issued and outstanding share of General Motors Class H common stock was recapitalized and converted into one share of a new class of common stock, "New General Motors Class H Common Stock," and the right to receive 0.56240 shares of Class A common stock, which was renamed Raytheon Corporation common stock. During the 1998 Plan year, the investments in this fund were liquidated and redirected to other investment funds. No additional contributions to this fund are allowed under the Plan.

         Raytheon Corporation Stock Fund - Funds are invested in
         Raytheon Corporation common stock. During the 1998 Plan year, the investments in this fund were liquidated and redirected to other investment funds. No additional contributions to this fund are allowed under the Plan.

         PanAmSat Corporation Stock Fund - Funds are invested in
         PanAmSat Corporation common stock.

Participant Accounts - Each Participant's account is credited with the participant's contribution and allocation of any Employer contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans - Participants can borrow from their fund accounts. Loan amounts may not exceed the lesser of: (a) 50% of the participant's vested balance or (b) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Participant during the one year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan to the participant on the date on which such loan was made. Loan transactions are treated as directed investments to (from) the investment fund from (to) the Participant Loan Fund. Loan terms cannot exceed five years, except for the purchase of a principal residence. All loans bear a reasonable rate of interest as determined by the Company, based on prevailing interest rates.

Payment of Benefits - On termination of service due to death, disability, retirement, or other termination, a participant or the lawfully designated beneficiary would receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Alternatively, the payment could be made in installments over any period which does not exceed the life expectancy of a participant or, in the event of a participant's death, the participant's beneficiary.

Participant Distributions - Participants could withdraw, without penalty, their vested interest upon termination of the Plan, retirement, death, disability, hardship, separation from service or sale of the Company.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments - Investments held in the funds are valued on the basis of quoted market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan's investment assets are maintained and administered by Merrill Lynch Trust Company (the "Custodian") for the benefit of participants. The following investments comprised 5% or more of the total assets of the Plan as of December 31, 1998 and 1997:


                                                                                  1998                  1997

          PanAmSat Corporation Stock Fund                                     $     2,825,961       $  1,467,981
          Merrill Lynch Retirement Trust                                            3,326,297          2,019,378
          Merrill Lynch Global Allocation Fund                                      2,058,879          2,469,129
          Merrill Lynch Growth Fund                                                 1,244,771            971,099
          Blackrock Small Capital Growth Fund                                       1,076,978                 -
          Massachusetts Investors Trust                                             7,092,292          5,396,138
          Raytheon Corporation Stock Fund                                                  -           1,018,978
          General Motors New Class H Stock Fund                                            -           1,319,207

Payment of Benefits - Distributions to participants are recorded when paid.

Expenses of the Plan - All administrative expenses of the Plan including custodian, recordkeeping, audit and legal expenses are paid by the Company and are not reimbursed by the Plan. Certain fees are assessed by the Custodian for the processing of participant loans. These fees are deducted from the related participants' account.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual amounts could differ from those estimates.

4. PARTY-IN-INTEREST TRANSACTIONS

The Plan has investments and transactions with parties-in-interest, those parties being Merrill Lynch, PanAmSat Corporation, and participants with loan balances. Therefore, investment transactions with such funds qualify as parties-in-interest transactions as defined by the Employee Retirement Income Security Act of 1974.

5. TAX STATUS

The sponsor adopted a voluntary defined contribution Plan effective June 1, 1997. The Plan administrator will be applying for an IRS determination on the Plan as adopted. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******


                                      PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

                    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------


                                                                   Description
                                                                       of                                   Current
                 Identity of Party                                 Investment               Cost             Value
*PanAmSat Corporation Stock Fund                                   72,556 shares      $   2,961,354     $   2,825,961
*Merrill Lynch Retirement Trust                                  3,326,297 units          3,326,297         3,326,297
*Merrill Lynch Global Allocation Fund                              163,403 units          2,463,950         2,058,879
*Merrill Lynch Growth Fund                                          58,004 units          1,607,595         1,244,771
 Federated Bond Fund                                               39,112 units            392,184           387,596
 Blackrock Small Capital Growth Fund                               50,162 units          1,013,622         1,076,978
 Ivy International Fund                                            23,600 units            985,691           972,305
 Massachusetts Investors Trust                                    350,277 units          6,212,483         7,092,292
*Participant Loans                                            120 loans at prime
                                                                plus 1% interest            879,353           879,353
                                                                                     --------------     -------------
                                                                                     $   19,842,529     $  19,864,432
                                                                                     ==============     =============

* Party-in-interest.

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                        Net
                                                      Purchase              Selling              Cost of               Gain
Description of Asset                                    Price                Price                Asset               (Loss)

SINGLE TRANSACTIONS:
   *Merrill Lynch Retirement Trust                  $  1,031,288         $          -         $         -           $       -

SERIES OF TRANSACTIONS:
   *General Motors Stock, Class H                              -            1,559,181           1,316,477             242,704
   *PanAmSat Corporation Stock                         2,761,182            1,068,614             994,644              73,970
   *Merrill Lynch Retirement Trust                     2,039,649                    -                   -                   -
   *Merrill Lynch Global Allocation Fund                       -              932,678           1,041,107            (108,429)
   *Merrill Lynch Growth Fund                          1,079,364                    -                   -                   -
    Massachusetts Investors Trust                      1,858,649            1,050,884             971,907              78,977


* Party-in-interest.

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

                                   SIGNATURE

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of PanAmSat Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                         PanAmSat Corporation Retirement Savings Plan


June 29, 1999                   By: /s/ Kenneth N. Heintz
                                        Kenneth N. Heintz, Committee Chairman
                                        Corporate Employee Benefits
                                        Committee of PanAmSat Corporation

                                                                     EXHIBIT 23
                       Letterhead of Deloitte & Touche LLP

Stamford Harbor Park                                   Telephone (203) 708-4000
333 Ludlow Street                                      Facsimile (203) 708-4797
P.O. Box 10098
Stamford, Connecticut  06904

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement
No. 333-28253 of PanAmSat Corporation on Form S-8 of our report dated June 10, 1999 appearing in this Annual Report on Form 11-K of the PanAmSat Corporation Retirement Savings Plan for the year ended December 31, 1998.

/s/  DELOITTE & TOUCHE LLP


June 29, 1999

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